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ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

October 5, 2018

Filed Via EDGAR with Copy by Email

Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, D.C. 20549

mcmanusk@sec.gov

Re:	AHP Servicing, LLC (“AHP” or the “Company”)
Draft Offering Statement on Form 1-A
CIK No. 0001746078

Dear Ms. McManus:

This is in response to your letter of September 27, 2018. We have copied below the comments from your September 27th letter, and provided AHP’s response below each comment. Also enclosed are clean and blacklined versions of the Offering Circular (together with certain revised Exhibits) reflecting the changes we have made in response to your letter.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Your Comment #1

In response to prior comment 4 you state that the Company is not obligated to repurchase more than 25% of any investor’s shares, or more than 25% of the total outstanding Series A Preferred Stock, in a given calendar year. Please clarify whether you may exceed these limits. We may have further comment.

Our Response:

AHP has revised its Offering Circular to clarify that it may exceed those limits at its sole discretion.

Kim McManus

Securities and Exchange Commission

October 5, 2018

Your Comment #2

We note your response to prior comment 9 and revised disclosure. Please supplementally provide information as to how you calculated your “Total ROI To Date” figures. Please also explain why you used a different methodology to calculate your total ROI for 2015A+ and what consideration you gave to providing annualized ROI as opposed to total ROI.

Our Response

In response to this comment, AHP has removed the disclosures relating to “Total ROI To Date” from its Offering Circular.

Your Comment #3

Please update and expand to discuss interim results for the period ended July 31, 2018. Your disclosure should include narrative discussion about the new revenue generating transactions that occurred during the interim period. Reference is made to the disclosure requirements outlined within Item 9 of Form 1-A.

Our Response

In response to this comment, AHP has revised the Management Discussion section of its Offering Circular to discuss interim results for the period ended July 31, 2018.

Your Comment #4

We note you evaluated subsequent events through June 6, 2018, the date the financial statements were available to be issued. Given that interim financial statements are as of July 31, 2018, this appears to be an error. Please clarify and/or revise accordingly.

Our Response

AHP has corrected Note 4 of its interim financial statements for the seven-month period ended July 31, 2018 to note that management evaluated subsequent events through September 13, 2018, the date that the financial statements were available to be issued.

Kim McManus

Securities and Exchange Commission

October 5, 2018

Your Comment #5

We note your response to prior comments 6, 7 and 8. Please ensure the company’s Limited Liability Company Agreement reflects your response and states that the provisions providing for a jury trial waiver, fiduciary duty waiver, and limiting a shareholder’s ability to recover lost profits do not apply to federal securities law claims.

Our Response

AHP has revised Section 6.2.1 and Section 14.4 of its Limited Liability Company Agreement to clarify that those provisions do not apply to federal securities law claims. AHP has also revised Section 13 of its Investment Agreement (Exhibit 1A-4) to clarify that the limitation of damages provision does not apply to federal securities law claims.

* * *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures

cc:	DeAnn O’Donovan, CEO (sent via email with enclosures)
Jorge Newbery, Chairman (sent via email with enclosures)
Joshua Lobert, Staff Attorney (sent via email with enclosures)